15026530

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

RECEIVED MAY 28 2015 SEC MAIL PROCESSING SECTION WASH, D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hutchinson, Shockey, Erley & Co and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Meier (312)-443-1560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tf 5/28

tf 5/28

OATH OR AFFIRMATION

I, Nancy Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co. and Subsidiary, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOANNE DOERNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/20/16

Nancy A Meier
Signature

CFO/Treasurer
Title

Notary Public this 15th day of May 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Hutchinson, Shockey, Erley & Co. and Subsidiary
Chicago, IL

We have audited the accompanying consolidated statement of financial condition of Hutchinson, Shockey, Erley & Co. and Subsidiary (the Company) as of March 31, 2015, and the related notes (the financial statement). This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. and Subsidiary as of March 31, 2015, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
May 15, 2015

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2015

Assets	
Cash	$ 1,224,824
Receivables from customers	2,389,304
Receivables from broker-dealer and clearing organization	2,983,507
Accrued interest receivable	429,372
Trading securities, at fair value (pledged - see Note 5)	83,567,878
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,723,728	1,143,375
Other assets	4,260,790
Total assets	$ 95,999,050
Liabilities and Shareholders' Equity	
Liabilities	
Collateralized loans	$ 31,600,000
Payables to customers	1,411,054
Payables to broker-dealer and clearing organization	40,390,637
Accrued expenses and other liabilities	5,930,138
Total liabilities	79,331,829
Shareholders' equity	
Common stock, $1 par value - 15,000 shares authorized; 12,320 shares issued and outstanding	12,320
Paid-in capital	2,106,722
Retained earnings	14,548,179
Total shareholders' equity	16,667,221
	$ 95,999,050

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts and results of Hutchinson Shockey, Erley & Co. (HSE) and its wholly owned subsidiary, HSE Leasing, LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations: HSE is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). HSE deals in fixed income municipal debt securities as either an underwriter or broker, and clears all transactions through the Depository Trust and Clearing Corporation. HSE's customers are primarily banks and other financial institutions.

HSE Leasing, LLC was organized on November 20, 2009 as a limited liability company for the purposes of entering into, facilitating, and/or transferring municipal leases. HSE Leasing, LLC does not conduct any broker-dealer business.

The following is a summary of the Company's significant accounting policies:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on trade date basis as if they had settled. Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in payable to broker-dealers and clearing organization on the consolidated statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value, or at carrying value that approximates fair value. Gains or losses are recorded in trading revenues.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, rating service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Depreciation and amortization: Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Software is amortized over five years. Leasehold improvements are amortized using the lesser of estimated useful lives of the improvements or term of the lease.

Deferred rent obligation: Base rentals due under the office lease agreement, net of rental incentives received, are recognized as rental expense on a straight-line basis over the term of the lease, which varies from the actual periodic payments required under the lease agreement resulting in a deferred lease obligation. The deferred rent obligation is amortized over the term of the lease as a reduction of rental expense. The deferred rent obligation consists of free monthly rent and leasehold improvement incentives.

Income taxes: Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities that are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance. The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amounts will be realized.

The Company has evaluated its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through March 31, 2015. The Company is generally not subject to examination by U.S. federal, state, and foreign tax authorities for the tax years ended before 2012.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's valuation of its municipal bond inventory is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices and classified as Level 1 in the fair value hierarchy.

The following table summarizes the Company's assets measured at fair value at March 31, 2015 using the fair value hierarchy:

	Level 1	Level 2	Total
Assets			
Trading securities - fixed income municipal securities	$ -	$83,567,878	$83,567,878
Receivables from broker-dealers - futures contracts	(54,375)		(54,375)
Other assets		22,536	22,536
Total assets at fair value	$ (54,375)	$83,590,414	$83,536,039

Substantially all of the Company's other assets and liabilities, except for office furnishings, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3. Derivative Instruments

The Company's derivative activities are limited to interest rate futures contracts to offset interest rate exposure of the underwriting inventory. These derivative contracts are recorded on the consolidated statement of financial condition as receivables from broker-dealer measured at fair value and the related net gain associated with these derivatives is recorded in underwriting revenues on the consolidated statement of income. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments as those terms are defined under GAAP. For the year ended March 31, 2015, a total of 17 derivative trades were entered into by the Company, resulting in a net realized loss of $540,649 and a net change in unrealized loss of $138,750, which are included in net underwriting revenues on the consolidated statement of income.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the new disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

As of March 31, 2015, the Company holds derivative instruments that are eligible for offset in the consolidated statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable at law.

The following table provides disclosure regarding the potential effect of offsetting of derivative assets presented in the statement of financial condition:

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Recognized Presented in the Consolidated Statement of Financial	Financial Instruments	Collateral Pledged	Net Amount
Assets						
Futures contracts	$ (54,375)	$ -	$ (54,375)	$ -	$ -	$ (54,375)

The gross amounts of derivative assets presented in the preceding table are included in the receivables from broker-dealers reported in the consolidated statement of financial condition.

Note 4. Receivable From and Payable To Broker-Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealer and clearing organization at March 31, 2015, consist of the following:

	Receivable	Payable
Deposit at clearing organization	$ 101,305	$ -
Receivables from / payables to broker-dealers	2,882,202	3,603,175
Net payable to clearing organization for unsettled securities transactions	-	36,787,462
	$ 2,983,507	$ 40,390,637

Net payable to clearing organization for unsettled securities transactions include net unsettled regular way and delayed delivery transactions receivable of $201,873,417 and payable of $238,660,879 at March 31, 2015.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements.

Note 5. Collateralized Loans

Collateralized loans are borrowings from banks, payable on demand, and collateralized by trading securities. The Company had an available line of credit during the year of $75,000,000. The average and maximum borrowings during the year were $37,531,000 and $69,500,000, respectively. During the year, the average and maximum variable interest rate charged on borrowings was 2.6587 percent and 2.6793 percent, respectively. The interest rate on March 31, 2015 was 2.67625 percent. At March 31, 2015, the Company had an available credit line of $75,000,000, of which it had utilized $31,600,000, collateralized by trading securities with an eligible value of $39,681,000. The collateralized loans are renewable annually and were renewed on April 24, 2015.

Note 6. Lease Agreements

The Company has operating lease agreements covering its offices in Chicago (lease through June 2019), Milwaukee (September 2018), Houston (September 2015), St. Clair Shores (August 2016), Los Angeles (March 2017) and Phoenix (July 2017). The Denver office currently operates on a month-to-month lease, pending a long-term renewal. The Kansas City office was closed during 2015.

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at March 31, 2015, are approximately as listed below:

	Minimum Lease Payments
Year Ending March 31	
2016	395,000
2017	372,000
2018	332,000
2019	308,000
Thereafter	70,000
	$ 1,477,000

Note 6. Lease Agreements (Continued)

Accrued expenses and other liabilities on the consolidated statement of financial condition include a deferred rent obligation of $362,329 of credits received by the Company. Base rentals are recognized as expense using the straight-line method.

Note 7. Capital Stock and Stock Repurchase Agreements

All shareholders are parties to stock purchase agreements (the Agreements). The Agreements provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. Further, in the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, and the Company shall have the right but not the obligation to repurchase or elect to permit the remaining shareholders to purchase such shares proportionately. The repurchase price of the stock is based on book value, as defined in the Agreements..

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

Note 8. Benefit Plans

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

On February 15, 2013, the Hutchinson, Shockey, Erley & Co. Deferred Compensation and Supplemental Death Benefit Program (the Plan) was terminated and there were no additional contributions to the Plan. Plan assets were eligible for distribution to participants as of the March 1, 2014 liquidation date. All Plan assets were fully distributed in the first quarter of the fiscal year ending March 31, 2015.

Note 9. Income Taxes

A tax asset of $604,000 included in other assets in the consolidated statement of financial condition includes deferred tax assets of $165,000 attributable to temporary differences and $139,000 attributable to alternative minimum tax credits. There is no valuation allowance as it is anticipated that the deferred tax assets will be fully utilized.

Note 10. Commitments, Indemnifications and Contingent Liabilities

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of March 31, 2015, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated statements of financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 11. Off-Balance-Sheet Risk

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring compliance with bank terms on a daily basis.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 12. Regulatory Requirements

HSE is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2015, HSE had net capital of $9,025,171, which was $8,649,451 in excess of its required net capital of $375,720. HSE's net capital ratio was .62 to 1. The net capital rule may effectively restrict dividends to shareholders.

The Company's consolidated subsidiary has total assets and total member's equity of $455 and $(4,545), respectively, at March 31, 2015. The accounts of this subsidiary are not included in HSE's net capital computation.

The Company operates under the provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not hold or owe funds or securities for or to customers, except for normal clearance delays. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e).

Note 13. Subsequent Events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued.